OMB APPROVAL
OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden
hours per response . . . 15

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )1

BIODELIVERY SCIENCES INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

09060J106

(CUSIP Number)

David R. Ramsay

CDC IV, LLC

47 Hulfish Street, Suite 310

Princeton, New Jersey 08542

609-683-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09060J106	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CDC IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,505,120
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

3,505,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,505,120 shares of common stock comprised of: (i) a warrant to purchase 601,120 shares of the Issuer’s common stock, issued in February 2006; and (ii) 2,000,000 shares of the Issuer’s common stock and a warrant to purchase 904,000 shares of the Issuer’s common stock,

            issued in May, 2006.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.1%
14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 09060J106	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CDC Operations LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,505,120
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

3,505,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,505,120 shares of common stock comprised of: (i) a warrant to purchase 601,120 shares of the Issuer’s common stock, issued in February 2006; and (ii) 2,000,000 shares of the Issuer’s common stock and a warrant to purchase 904,000 shares of the Issuer’s common stock,

            issued in May, 2006.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.1%
14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 09060J106	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David R. Ramsay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,505,120
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

3,505,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,505,120 shares of common stock comprised of: (i) a warrant to purchase 601,120 shares of the Issuer’s common stock, issued in February 2006; and (ii) 2,000,000 shares of the Issuer’s common stock and a warrant to purchase 904,000 shares of the Issuer’s common stock,

            issued in May, 2006.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.1%
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 09060J106	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Argeris Karabelas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,505,120
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

3,505,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,505,120 shares of common stock comprised of: (i) a warrant to purchase 601,120 shares of the Issuer’s common stock, issued in February 2006; and (ii) 2,000,000 shares of the Issuer’s common stock and a warrant to purchase 904,000 shares of the Issuer’s common stock,

            issued in May, 2006.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.1%
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 09060J106	13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jan Leschly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,505,120
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

3,505,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,505,120 shares of common stock comprised of: (i) a warrant to purchase 601,120 shares of the Issuer’s common stock, issued in February 2006; and (ii) 2,000,000 shares of the Issuer’s common stock and a warrant to purchase 904,000 shares of the Issuer’s common stock,

            issued in May, 2006.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.1%
14	TYPE OF REPORTING PERSON*

IN

Item 1. Security and Issuer

This statement relates to the common stock, $0.001 par value per share of BioDelivery Sciences International, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principle executive office is 2501 Aerial Center Parkway, Suite 205, Morrisville, North Carolina 07103.

Item 2. Identity and Background

This statement is being filed on behalf of CDC IV, LLC, a Delaware limited liability company (“CDC IV”). CDC Operations LLC, a Delaware limited liability company, is the manager of CDC IV (“CDC Operations”) and David R. Ramsay, Argeris Karabelas and Jan Leschly, each a Partner of CDC Operations, each has voting and dispositive power over the securities held by CDC IV. CDC IV is engaged in the business of investing in, and strategic partnering with, life science companies, with a particular focus on later stage pharmaceutical and biotechnology enterprises with its principal offices located at 47 Hulfish Street, Suite 310, Princeton, New Jersey, 08542.

During the last five years prior to the date hereof, neither CDC IV, CDC Operations, David R. Ramsay, Argeris Karabelas nor Jan Leschly has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On July 15, 2005, the Issuer and CDC IV, as successor in interest to Clinical Development Capital LLC, entered into a Clinical Development and License Agreement with Arius Pharmaceuticals, Inc. (the “Clinical Development and License Agreement”), pursuant to which CDC IV was to provide $7 million in funding for clinical development of BEMA™ Fentanyl and receive a warrant to purchase 601,120 shares of the Issuer’s common stock at a price per share of $2.91. Following an upfront payment of $2 million made in February 2006, the Issuer was receiving monthly payments in accordance with the Clinical Development and License Agreement. On May 16, 2006, the Issuer and CDC IV, LLC amended the Clinical Development and License Agreement pursuant to which the balance of the $7 million funds previously committed by CDC IV (approximately $4.2 million) was accelerated and the aggregate $7 million commitment was converted into 2 million shares of the Issuer’s common stock at a price per share of $3.50, plus a warrant to purchase 904,000 shares of the Issuer’s common stock at a price per share of $3.00.

Item 4. Purpose of Transaction

On July 15, 2005, the Issuer and CDC IV, as successor in interest to Clinical Development Capital LLC, entered into the Clinical Development and License Agreement with Arius Pharmaceuticals, Inc., pursuant to which CDC IV was to provide $7 million in funding for clinical development of BEMA™ Fentanyl and receive a warrant to purchase 601,120 shares of the Issuer’s common stock at a price per share of $2.91. Following an upfront payment of $2 million made in February 2006, the Issuer was receiving monthly payments in accordance with the Clinical Development and License Agreement. On May 16, 2006, the Issuer and CDC IV, LLC amended the Clinical Development and License Agreement pursuant to which the balance of the $7 million funds previously committed by CDC IV (approximately $4.2 million) was accelerated and the aggregate $7 million commitment was converted into 2 million shares of the Issuer’s common stock at a price per share of $3.50, plus a warrant to purchase 904,000 shares of the Issuer’s common stock at a price per share of $3.00. Neither CDC IV, CDC Operations, David R. Ramsay, Argeris Karabelas nor Jan Leschly has any plans that would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As more fully described in Items 3 and 4 above, CDC IV is the beneficial owner of 3,505,120 shares of the Issuer’s common stock, representing 26.1% of the Issuer’s shares of common stock outstanding (based upon 11,948,146 shares of common stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2006). As the manager of CDC IV, CDC Operations and David R. Ramsay, Argeris

Karabelas and Jan Leschly, the Partners of CDC Operations, may be deemed the beneficial owner of the shares of the Issuer’s common stock held by CDC IV. CDC Operations and Messrs. Ramsay, Karabelas and Leschly each disclaims beneficial ownership of the securities and this report shall not be deemed an admission that any of Messrs. Ramsay, Karabelas and Leschly or CDC Operations is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

(b) By virtue of its status as manager of CDC IV, CDC Operations and David R. Ramsay, Argenris Karabelos and Jan Leschly, as Partners of CDC Operations and the individuals with voting and dispositive power of the securities held by CDC IV, may be deemed to share voting and dispositive power with CDC IV with respect to the 3,505,120 shares of Issuer’s common stock held by CDC IV. CDC Operations and Messrs. Ramsay, Karabelas and Leschly each disclaims beneficial ownership of the securities and this report shall not be deemed an admission that any of Messrs. Ramsay, Karabelas and Leschly or CDC Operations is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

(c) During the past sixty days prior to the date hereof, neither CDC IV, CDC Operations, David R. Ramsay, Argeris Karabelas nor Jan Leschly, or, to the knowledge of each of the above, any executive officer, director or managing member of CDC IV or CDC Operating, has engaged in any transaction in the Issuer’s common stock.

(d) No person, other than CDC IV, CDC Operations, David R. Ramsay, Argeris Karabelas and Jan Leschly, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of common stock beneficially owned by CDC IV.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4 above. Additionally, the following agreements are attached hereto and incorporated by reference:

A copy of the Securities Purchase Agreement, dated May 16, 2006, between the Issuer and CDC IV, LLC is attached hereto as Exhibit A.

A copy of the Amended and Restated Registration Rights Agreement, dated as of May 16, 2006, by and between the Issuer and CDC IV is attached hereto as Exhibit B

A copy of the Warrant, dated May 16, 2006, made by the Issuer in favor of CDC IV is attached hereto as Exhibit C.

A copy of the Amended and Restated Warrant, dated February 15, 2006, made by the Issuer in favor of CDC IV is attached hereto as Exhibit D.

Except for the agreements and instruments described in the response to Items 3 and 4 and included in this Item 6, to the knowledge of CDC IV, CDC Operations, David R. Ramsay, Argeris Karabelas and Jan Leschly, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit	Name
A	Securities Purchase Agreement, dated May 16, 2006, between the Issuer and CDC IV, LLC

B	Amended and Restated Registration Rights Agreement, dated as of May 16, 2006, by and between the Issuer and CDC IV

C	Warrant, dated May 16, 2006, made by the Issuer in favor of CDC IV

D	Amended and Restated Warrant, dated February 15, 2006, made by the Issuer in favor of CDC IV

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2006	CDC IV, LLC

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Authorized Signatory

Dated: June 9, 2006	CDC OPERATIONS LLC

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Dated: June 9, 2006	/s/ David R. Ramsay
David R. Ramsay

Dated: June 9, 2006	/s/ Argeris Karabelas
Argeris Karabelas

Dated: June 9, 2006	/s/ Jan Leschly
Jan Leschly

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)